January 17, 2014

VIA EDGAR

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Arlington Asset Investment Corp.

Form 10-K for fiscal year ended December 31, 2012

Filed on February 8, 2013

File No. 001-34374

Dear Mr. Telewicz:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 15, 2014 with respect to the Form 10-K for the fiscal year ended December 31, 2012 of Arlington Asset Investment Corp. (the “Company”), which was filed with the Commission on February 8, 2013 (the “Form 10-K”).

For convenience of reference, the Staff comments contained in your January 15, 2014 comment letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 39

1.	We have considered your response to our prior comment 2. In future filings, please expand your MD&A disclosure to discuss the reasons for your other than temporary impairment charge. Your discussion should include, but not be limited to:

•	disclosure that the company analysis of its non-agency MBS portfolio is performed at the security level;

•	disclosure that certain securities have experienced a decline in expected cash flows or a decrease in credit enhancement; and

•	if known, the reasons for the decline in expected cash flows or decrease in credit enhancement.

RESPONSE: The Company acknowledges the Staff’s comment. In future filings, the Company will expand the MD&A disclosure as appropriate to discuss the reasons for the other than temporary impairment charge taking into consideration the recommended disclosure items in the Staff’s comment #1 above.

Financial Statements

Notes to Consolidated Financial Statements

Financial Instruments, page F-9

2.	In future filings, please revise your disclosure to expand on your impairment policies. Your expanded disclosure should include:

•	a discussion of the differences between fair value and net present value as used in determining other than temporary impairment;

•	an explanation of why an impairment charge is taken for the difference between carrying value and net present value instead of fair value; and

•	an explanation of how the company’s assessment of (1) its intent to sell a security, and/or (2) its ability to hold a security before anticipated recovery factors into your analysis.

RESPONSE: The Company acknowledges the Staff’s comment. In future filings, the Company will revise the disclosure to expand our impairment policies taking into consideration the recommended disclosure items in the Staff’s comment #2 above.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 703-373-0200.

Very truly yours,

/s/ Kurt R. Harrington

Kurt R. Harrington Executive Vice President, Chief Financial Officer and Chief Accounting Officer